SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004 (August 12, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited

A.C.N. 004 085 330

Level 3, 678 Victoria Street,

Richmond, Victoria 3121, Australia

GPO Box 772H, Melbourne,

Victoria 3001, Australia

Telephone (+61 3) 9270 7270

Facsimile (+61 3) 9270 7300

www.ansell.com

10th August, 2004

Ansell Limited Full Year Results 30 June, 2004

Another Strong Result … exceeding Commitments

Highlights:

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’03 A$M		F’04 A$M		%	F’03 US$M		F’04 US$M	%
• Sales	1,293.6		1,113.3		-13.9	758.7		791.9	+4.4
• Healthcare Segment EBITA	159.6		146.3		-8.3	93.6		104.1	+11.2
• Ansell Ltd EBITA	131.1		131.5		+0.3	76.9		93.7	+21.8
• Profit Attributable to Shareholders	49.9		70.7		+41.7	29.3		50.4	+72.0
• Earnings Per Share	26.7	¢	39.1	¢	+46.4	15.7	¢	27.9	+77.7	¢
• Dividend	11.0	¢	13.0	¢	+18.2

•	Healthcare Segment EBITA up double digits in US$ for 3rd year.

•	Profit Attributable Up 72% in US$

•	Free cash flow improves to US$90.3 M

•	F’04 Final Dividend Declared of A7¢ a share (unfranked) payable on 14 October 2004, for a total of A13¢ a share (unfranked).

•	10.0 million shares purchased through On market buybacks

•	An Off Market Share Buy Back of 17 million shares being considered (subject to shareholder approval, a favourable ATO ruling and relief from ASIC)

F’05 Guidance

•	Previously Forecast Healthcare Segment EBITA of US$115 M reconfirmed.

10th August, 2004

Ansell Ltd FY 2004 Results Summary

Ansell Ltd today announced a Profit Attributable to Shareholders of US$50.4 M, up 72% from the previous year’s US$29.3 M.

With this result and purchases under the two previously announced On Market Share Buy Backs, Earnings per Share increased by 77.7% from US15.7¢ to US27.9¢.

Ansell’s Return on Assets rose from 11.7% to 14.0%, while the Return on Equity jumped from 5.6% to 8.8%.

The Company continues to generate strong Free Cash Flow (US$90.3 M in F04). Net Debt was reduced by US$42.0 M, even after returning US$69.8 M to Shareholders during the year via share buybacks and dividends.

Based on these results, the Directors declared a Final Dividend of A7.0¢ a share unfranked, payable on 14 October 2004, for a total of A13.0¢ a share unfranked for the year, an 18.2% increase on the previous year’s A11.0¢ a share.

In addition, the Board said that an Off Market Share Buy Back of 17 million shares, or approximately 10% of the shares currently on issue, is being considered. The intent is to make a Set Price and Percentage offer so no shareholder wanting to participate will be excluded. The share buy back will be fully outlined in the Notice of Meeting for the Annual General Meeting on October 14, as it will require Shareholder approval. It would also only proceed if a favourable Australian Tax Office ruling is received. Relief from ASIC is also being sought on a number of administrative issues, including enabling Ansell to require holders of up 200 shares or less, to sell all, or none of their shares into the buy back.

Chairman’s Comments:

Ansell Limited Chairman, Dr. Ed Tweddell, noted “The Board was enormously pleased with the continuing improvement in the Company’s results and that the activities of Operation Full Potential are now fully embedded within the business. Segment EBITA again saw double digit growth, Profit Attributable to Shareholders improved and Ansell was able to continue its high level of cash generation.” He continued, “We are particularly pleased at the full year Total Shareholder Return of over 30%, made up of dividends and share price appreciation.

Dr. Tweddell went on to say “Even with quite significant distributions of surplus funds to Shareholders, the Company has, and will continue, to maintain a strong financial position with capacity to grow.”

“Finally, I would like to thank our retiring CEO, Mr Harry Boon, for his tremendous contribution over his long career with Ansell. We wish him and his family all the best for the future. At the same time, we welcome Mr Doug Tough as Ansell’s new CEO. We have no doubt his extensive experience with significant international companies will be of major benefit to the Company.”

Business Review:

The CEO, Mr Doug Tough, made the following comments on the year’s operation:

“Ansell has had a good year, with sales gains in all businesses and regions and continued cost savings. This has resulted in an 11.2% improvement in Segment EBITA. Consumer and Professional EBITA were down 10.0% and 9.2% respectively, but this was more than offset by very strong Occupational EBITA, up 43.1%.

Asia Pacific EBITA was up 39.8% and Europe 11.8%, offsetting a 1.9% reduction in the Americas. Overall, revenue and EBITA benefited from a weaker USD, seen mostly in Asia Pacific’s and Europe’s results, while higher latex costs adversely affected all regions.

The Americas EBITA was also impacted by higher marketing and sales spend on retail Condoms and a continued slow Surgical recovery. However, with five US Group Purchasing Organisation (GPO) contracts signed for Surgical gloves during the year, the indication is for greater traction in the future.”

Occupational Healthcare

	A$M		US$M
	F’03	F’04	F’03	F’04
Sales	624.9	545.2	366.5	387.8
Segment EBITA	62.9	74.2	36.9	52.8
EBITA/Sales	10.1%	13.6%	10.1%	13.6%

Occupational sales increased by 5.8%. Key drivers of sales growth continued to be the HyFlex® range, where sales increased by 26%, and disposables and critical environment gloves, where sales increased by 8%. Encouragingly, sales of knitted gloves showed a 15% increase in H2 compared to H1, as increased production improved availability.

The knitting plant in N. Carolina, USA was closed and the Mexican knitting plant’s results have improved significantly due to this consolidation and improved production processes. Asian outsourcing also made a strong profit contribution.

Professional Healthcare

	A$M		US$M
	F’03	F’04	F’03	F’04
Sales	452.6	381.8	265.5	271.6
Segment EBITA	53.9	40.5	31.6	28.7
EBITA/Sales	11.9%	10.6%	11.9%	10.6%

Professional sales increased by 2.3%. America’s sales were lower by 3% as the surgical glove recovery was slower than expected. However, the signing of 5 large GPO contracts should help Ansell gain sales traction steadily throughout F’05. In Europe, examination glove sales improved markedly in H2 as prices were adjusted to meet the competitive environment created by a stronger Euro. The strategic choice of reducing reliance on private labels in Germany and moving to Ansell branded surgical gloves are expected to help grow the business in future.

Profitability was impacted by several issues – in Europe and Australia by currency associated price reductions and worldwide by examination glove competitive price pressures and latex cost increases.

Consumer Healthcare

	A$M		US$M
	F’03	F’04	F’03	F’04
Sales	216.1	186.3	126.7	132.5
Segment EBITA	42.8	31.6	25.1	22.6
EBITA/Sales	19.8%	17.0%	19.8%	17.0%

Consumer sales grew by 4.5% generated by increases in condom volumes of 7%. This increase was primarily due to bid contracts in both Brazil and India, which were recorded in the Asia Pacific regional results. Retail condom sales were essentially flat in all regions, where new retail entrants and heightened competition in several major markets adversely impacted sales growth and caused additional selling / advertising expenses. In the USA, the Government’s funding support for abstinence programs at the expense of condom programs also lowered sales and impacted results.

Second half sales of household gloves were 18% below the same period in the prior year. The primary cause was reductions and clearances of older technology products by our global partner, Freudenberg, in anticipation of deliveries in F’05 of the new Foamlined gloves.

South Pacific Tyres (SPT)

SPT has seen continued improvement in its operating results, with F’04 up on F’03. These improvements have been in the face of higher raw material costs and low cost imports, offset by SPT’s own imports and more efficient operations. Based on SPT’s plans, we expect that its results will continue to improve.

SPT’s results are currently below the expectations of the original restructure plan of 2001, but when combined with SPT’s plans and forecasts for the remaining term of the option period, are expected to allow Ansell to recover the June 2004 investment carrying value. However, shortfalls in results may mean a less than full recovery. While SPT’s ability to achieve these expected results is not guaranteed, this outlook constitutes the best indication of SPT’s future performance at this time.

Ansell expects to retain its investment until the end of the option period in August 2006. The book carrying value will continue to be evaluated periodically and if new facts and expectations emerge that indicate the carrying value of the investment is impaired, appropriate action will be taken.

Finance

Free Cash Flow was strong at US$90.3 M, up on last year’s US$85.0 M. As guided in February, much of the improvement in Working Capital Days has now been achieved. Cash taxes paid were $6.3 M higher than in F’03 (which had prior year refunds) and Capital Expenditure at $9.8 M was up 8%.

Net interest paid was down US$3.5 M, due to lower net debt. The Company also received sales tax refunds of US$12.4 M. As such, the Company’s cash reserves continued to grow with gearing (NIBD: NIBD plus Equity) at 12.8%, down on F’03’s low 18.1%. This was despite distributions to shareholders via dividends and share buy backs of US$69.8 M—US$64 M higher than in F’03. Interest cover is a healthy 9.5X, up from F’03’s 6.4X.

Current Gearing levels are conservative and as part of the Capital Management Strategy, Share Buy Backs are expected to continue in an off market equal access form, if approved, or as a continuation of existing on-market buy backs. In addition, the final dividend has been increased by A2¢ (or 18.2%) to A13¢ unfranked.

Non Recurring Items

The net US$1.2 M cost was comprised of:

•	Non Cash Write downs US$6.9 M

- Property and Equipment	- Massillon Equipment	H1	US$5.3 M
	- US Property	H2	US$0.9 M

- Ambri Shares H1 write down of US$0.7 M

•	Sales Tax returned cash benefit US$12.4 M related to Discontinued Businesses.

•	Legacy Expenses and Provisions of US$6.7 M in H2 including Workers’ Compensation costs from GNB/Exide sale US$5.2 M.

Outlook

The Directors and Management confirm the previous guidance of a Segment EBITA of US$115 M for F’05.

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

For further information:

Media		Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Financial & Treasury Tel: (613) 9270 7215 or (61) 0401 140749 Email: dgraham@ap.ansell.com

Appendix 4E

Preliminary Final Report

For the year ended 30 June 2004

Ansell Limited and its Controlled Entities

ACN 004 085 330

Appendix 4E

Preliminary Final Report

For the year ended 30 June 2004

Ansell Limited and its Controlled Entities

ACN 004 085 330

Results for Announcement to the Market			%		$M
Revenue from ordinary activities	up/	(down)	(14.3)%	to	1,131.1
Profit from ordinary activities after tax attributable to members	up/	(down)	41.7%	to	70.7
Net profit for the period attributable to members	up/	(down)	41.7%	to	70.7

Dividends (distributions)	Amount per security		Franked amount per security
Dividend	7.0	¢	Nil
Record date for determining entitlements to the dividend	22nd September, 2004

•	Revenue from continuing Healthcare business $1,113.3 million compared to last year’s $1,293.6 million.

•	Net profit attributable to members $70.7 million compared to last year’s $49.9 million.

•	Earnings per share of 39.1¢ compared to last year’s 26.7¢.

•	An unfranked dividend of 7¢ per share has been declared payable on 14th October, 2004.

Appendix 4E – Page 2

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Commentary on Results

(This commentary is in US dollars which is the predominant global currency of our business transactions)

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’03 A$M		F’04 A$M		%	F’03 US$M		F’04 US$M		%
• Sales	1,293.6		1,113.3		-13.9	758.7		791.9		+4.4
• Healthcare Segment EBITA	159.6		146.3		-8.3	93.6		104.1		+11.2
• Ansell Ltd EBITA	131.1		131.5		+0.3	76.9		93.7		+21.8
• Profit Attributable to Shareholders	49.9		70.7		+41.7	29.3		50.4		+72.0
• Earnings Per Share	26.7	¢	39.1	¢	+46.4	15.7	¢	27.9	¢	+77.7
• Dividend	11.0	¢	13.0	¢	+18.2

•	Healthcare Segment EBITA up double digits in US$ for 3rd year.

•	Profit Attributable Up 72% in US$

•	Free cash flow improves to US$90.3 M

•	F’04 Final Dividend Declared of A7¢ a share (unfranked) payable on 14 October 2004, for a total of A13¢ a share (unfranked).

•	10.0 million shares purchased through On market buybacks

Business Review

Ansell has had a good year, with sales gains in all businesses and regions and continued cost savings. This has resulted in an 11.2% improvement in US$ Segment EBITA. Consumer and Professional EBITA were down 10.0% and 9.2% respectively, but this was more than offset by very strong Occupational EBITA, up 43.1%.

Asia Pacific EBITA was up 39.8% and Europe 11.8%, offsetting a 1.9% reduction in the Americas. Overall, revenue and EBITA benefited from a weaker USD, seen mostly in Asia Pacific’s and Europe’s results, while higher latex costs adversely affected all regions. The Americas EBITA was also impacted by higher marketing and sales spend on retail Condoms and a continued slow Surgical recovery.

Profit Attributable to Shareholders of US$50.4 M, was up 72% from the previous year’s US$29.3 M.

Appendix 4E – Page 3

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

With this result and purchases under the two previously announced On Market Share Buy Backs, Earnings per Share increased by 77.7% from US15.7¢ to US27.9¢.

Ansell’s Return on Assets rose from 11.7% to 14.0%, while the Return on Equity jumped from 5.6% to 8.8%.

The Company continues to generate strong Free Cash Flow (US$90.3 M in F’04). Net Debt was reduced by US$42.0 M, even after returning US$69.8 M to Shareholders during the year via buybacks and dividends.

Based on these strong results, the Directors declared a Final Dividend of A7.0¢ a share unfranked, payable on 14 October 2004, for a total of A13.0¢ a share unfranked for the year, an 18.2% increase on the previous year’s A11.0¢ a share.

Occupational Healthcare

	A$M		US$M
	F’03	F’04	F’03	F’04
Sales	624.9	545.2	366.5	387.8
Segment EBITA	62.9	74.2	36.9	52.8
EBITA/Sales	10.1%	13.6%	10.1%	13.6%

Occupational sales increased by 5.8%. Key drivers of sales growth continued to be the HyFlex® range, where sales increased by 26%, and disposables and critical environment gloves, where sales increased by 8%. Encouragingly, sales of knitted gloves showed a 15% increase in the second half of the year compared to the first half, as increased production improved availability.

The knitting plant in N. Carolina, USA was closed and the Mexican knitting plant’s results have improved significantly due to this consolidation and improved production processes. Asian outsourcing also made a strong profit contribution.

Professional Healthcare

	A$M		US$M
	F’03	F’04	F’03	F’04
Sales	452.6	381.8	265.5	271.6
Segment EBITA	53.9	40.5	31.6	28.7
EBITA/Sales	11.9%	10.6%	11.9%	10.6%

Professional sales increased by 2.3%. America’s sales were lower by 3% as the surgical glove recovery was slower than expected. However, the signing of 5 large Group Purchasing Organisation contracts should help gain sales traction steadily throughout F’05. In Europe, examination glove sales improved markedly in the second half as prices were adjusted to meet the competitive environment created by a stronger Euro.

Appendix 4E – Page 4

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

The strategic choice of reducing reliance on private labels in Germany and moving to Ansell branded surgical gloves is expected to grow the business.

Profitability was impacted by several issues – in Europe and Australia by currency associated price reductions and worldwide by examination glove competitive price pressures and latex cost increases.

Consumer Healthcare

	A$M		US$M
	F’03	F’04	F’03	F’04
Sales	216.1	186.3	126.7	132.5
Segment EBITA	42.8	31.6	25.1	22.6
EBITA/Sales	19.8%	17.0%	19.8%	17.0%

Consumer sales grew by 4.5% generated by increases in condom volumes of 7%. This increase was primarily due to bid contracts in both Brazil and India, which were recorded in the Asia Pacific regional results. Retail condom sales were essentially flat in all regions, where new retail entrants and heightened competition in several major markets adversely impacted sales growth and caused additional selling / advertising expenses. In the USA, the Government’s funding support for abstinence programs at the expense of condom programs also lowered sales and impacted results.

Second half sales of household gloves were 18% below the same period in the prior year. The primary cause was reductions and clearances of older technology products by our global partner, Freudenberg, in anticipation of deliveries in F’05 of the new Foamlined gloves.

South Pacific Tyres (SPT)

SPT has seen continued improvement in its operating results, with F’04 up on F’03. These improvements have been in the face of higher raw material costs and low cost imports, offset by SPT’s own imports and more efficient operations. Based on SPT’s plans, we expect that its results will continue to improve.

SPT’s results are currently below the expectations of the original restructure plan of 2001, but when combined with SPT’s plans and forecasts for the remaining term of the option period, are expected to allow Ansell to recover the June 2004 investment carrying value. However, shortfalls in results may mean a less than full recovery. While SPT’s ability to achieve these expected results is not guaranteed, this outlook constitutes the best indication of SPT’s future performance at this time.

Ansell expects to retain its investment until the end of the option period in August 2006. The book carrying value will continue to be evaluated periodically and if new facts and expectations emerge that indicate the carrying value of the investment is impaired, appropriate action will be taken.

Appendix 4E – Page 5

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Finance

Free Cash Flow was strong at US$90.3 M, up on last year’s US$85.0 M. Cash taxes paid were $6.3 M higher than in F’03 (which had prior year refunds) and Capital Expenditure at $9.8 M was up 8%.

Net interest paid was down US$3.5 M, due to lower net debt. The Company also received sales tax refunds of US$12.4 M. As such, the Company’s cash reserves continued to grow with gearing (NIBD: NIBD plus Equity) at 12.8%, down on F’03’s low 18.1%. This was despite distributions to shareholders via dividends and buy backs of US$69.8 M - US$64 M higher than in F’03. Interest cover is a healthy 9.5X, up from F’03’s 6.4X.

Non Recurring Items

The net US$1.2 M cost was comprised of:

•	Non Cash Write downs US$6.9 M

- Property and Equipment	- Massillon Equipment	US$5.3 M
	- US Property	US$0.9 M
- Ambri Shares write down of US$0.7 M

•	Sales Tax refunds of US$12.4 M related to Discontinued Businesses.

•	Legacy Expenses and Provisions of US$6.7 M including Workers Compensation costs from GNB/Exide sale US$5.2 M.

Appendix 4E – Page 6

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Statement of Financial Performance

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	Note	2004 A$m	2003 A$m	2004 US$m(a)	2003 US$m(a)
Revenue
Total revenue	1	1,131.1	1,320.1	804.6	774.3
Expenses
Cost of goods sold		662.1	830.4	471.0	487.0
Selling, distribution and administration		289.8	310.3	206.0	182.0
Depreciation and amortisation		46.7	56.5	33.2	33.1
Write-down of assets		9.8	6.1	6.9	3.6

Total expenses, excluding borrowing costs		1,008.4	1,203.3	717.1	705.7
Borrowing costs		29.4	37.8	20.9	22.2
Share of net gain of associates and joint venture entities		—	0.3	—	0.2

Profit from ordinary activities before income tax expense	2	93.3	79.3	66.6	46.6
Income tax expense attributable to ordinary activities		20.7	26.8	14.8	15.8

Net profit from ordinary activities after income tax expense		72.6	52.5	51.8	30.8
Outside equity interests in net profit after income tax		1.9	2.6	1.4	1.5

Net profit after income tax attributable to Ansell Limited shareholders		70.7	49.9	50.4	29.3

Non-owner transaction changes in equity
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(7.4)	(71.3)	(5.3)	(41.8)

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(7.4)	(71.3)	(5.3)	(41.8)

Total changes in equity from non-owner related transaction attributable to Ansell Limited shareholders		63.3	(21.4)	45.1	(12.5)

		cents	cents	cents	cents
Earnings per share is based on Net Profit after income tax attributable to Ansell Limited shareholders
Basic earnings per share		39.1	26.7	27.9	15.7
Diluted earnings per share		39.0	26.6	27.8	15.6

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Statement of Financial Performance at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2003 to June 2004.

Appendix 4E – Page 7

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Statement of Financial Position

of Ansell Limited and its Controlled Entities

	Note	30 June 2004 A$m	30 June 2003 A$m	30 June 2004 US$m(a)	30 June 2003 US$m(a)
Current Assets
Cash		307.8	286.0	212.0	190.7
Cash - restricted deposits		10.3	13.8	7.1	9.2
Receivables (c)		228.7	262.4	157.5	175.0
Inventories		190.5	187.9	131.2	125.3
Prepayments		11.7	10.9	8.1	7.2

Total Current Assets		749.0	761.0	515.9	507.4

Non-Current Assets
Receivables (c)		63.6	57.0	43.8	38.0
Other investments (b)		141.4	141.4	97.4	94.3
Property, plant and equipment		227.8	262.9	156.9	175.3
Intangible assets		293.4	324.5	202.1	216.4
Tax assets		24.2	32.0	16.7	21.3

Total Non-Current assets		750.4	817.8	516.9	545.3

Total Assets		1,499.4	1,578.8	1,032.8	1,052.7

Current Liabilities
Payables		159.4	154.4	109.8	103.0
Interest-bearing liabilities		190.2	151.8	131.0	101.2
Provisions		52.0	57.5	35.8	38.3
Current tax liabilities		2.6	3.1	1.8	2.1
Other		—	1.1	—	0.7

Total Current Liabilities		404.2	367.9	278.4	245.3

Non-Current Liabilities
Payables		3.3	3.2	2.3	2.1
Interest-bearing liabilities		236.0	320.0	162.6	213.4
Provisions		23.9	21.7	16.5	14.5
Deferred tax liabilities		20.2	21.5	13.9	14.3

Total Non-Current Liabilities		283.4	366.4	195.3	244.3

Total Liabilities		687.6	734.3	473.7	489.6

Net Assets		811.8	844.5	559.1	563.1

Equity
Contributed equity		1,383.9	1,448.3	953.3	965.7
Reserves		(275.6)	(268.9)	(189.9)	(179.3)
Accumulated losses	3	(306.7)	(345.7)	(211.3)	(230.5)

Total Equity Attributable to Ansell Limited Shareholders		801.6	833.7	552.1	555.9
Outside equity interests		10.2	10.8	7.0	7.2

Total Equity	4	811.8	844.5	559.1	563.1

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Statement of Financial Position at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on Wednesday, 30 June 2004, at US$0.68885 = A$1 (June 2003 US$0.66675 = A$1).

(b)	Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of $138.0 million (US$95.1 million) [June 2003 $138.3 million (US$92.2 million)].

(c)	Includes interest bearing loans to South Pacific Tyres Partnership of $62.8 million (US$43.3 million) [June 2003 $62.7 million (US$41.8 million)].

Appendix 4E – Page 8

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Statement of Cash Flows

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	2004 A$m	2003 A$m	2004 US$ m(a)	2003 US$ m(a)
Cash flows Related to Operating Activities
Receipts from customers (excluding non recurring and Accufix Research Institute)	1,159.3	1,357.0	824.6	795.9
Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)	(951.9)	(1,159.9)	(677.2)	(679.9)

Net receipts from customers (excluding non recurring and Accufix Research Institute)	207.4	197.1	147.4	116.0
Income taxes paid	(15.9)	(8.6)	(11.3)	(5.0)
Dividends received	—	2.6	—	1.5

Net cash provided by operating activities (excluding non recurring and Accufix Research Institute)	191.5	191.1	136.1	112.5
Non recurring payments to suppliers and employees	(7.1)	(26.8)	(5.1)	(15.7)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(3.1)	(2.7)	(2.2)	(1.6)

Net Cash Provided by Operating Activities	181.3	161.6	128.8	95.2

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(13.8)	(15.4)	(9.8)	(9.1)
Proceeds from sale of plant and equipment in the ordinary course of business	5.3	6.1	3.7	3.6
Loans repaid	—	4.2	—	2.5
Proceeds from sale of other investments	—	9.1	—	5.3

Net Cash (Used in)/Provided by Investing Activities	(8.5)	4.0	(6.1)	2.3

Cash Flows Related to Financing Activities
Proceeds from borrowings	104.3	7.8	74.2	4.6
Repayments of borrowings	(140.9)	(86.9)	(100.2)	(51.0)

Net repayments of borrowings	(36.6)	(79.1)	(26.0)	(46.4)
Proceeds from issues of shares	1.0	1.0	0.7	0.6
Payments for share buy-back	(65.4)	(8.2)	(47.9)	(4.8)
Dividends paid	(32.7)	(1.7)	(21.9)	(1.0)
Interest received	9.0	8.0	6.4	4.7
Interest and borrowing costs paid	(28.7)	(37.8)	(20.4)	(22.2)

Net Cash Used in Financing Activities	(153.4)	(117.8)	(109.1)	(69.1)

Net Increase in Cash Held	19.4	47.8	13.6	28.4
Cash at the beginning of the financial year	297.2	262.3	198.4	148.6
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	(1.8)	(12.9)	4.8	21.4

Cash at the End of the Financial Year	314.8	297.2	216.8	198.4

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Cash Flows at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2003 to June 2004.

Appendix 4E – Page 9

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Industry Segments

of Ansell Limited and its Controlled Entities for the year ended 30 June 2004

	Operating Revenue				Operating Result
	June		June (a)		June		June (a)
	2004 A$m	2003 A$m	2004 US$m	2003 US$m	2004 A$m	2003 A$m	2004 US$m	2003 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	545.2	624.9	387.8	366.5	74.2	62.9	52.8	36.9
Professional Healthcare	381.8	452.6	271.6	265.5	40.5	53.9	28.7	31.6
Consumer Healthcare	186.3	216.1	132.5	126.7	31.6	42.8	22.6	25.1

Total Ansell Healthcare	1,113.3	1,293.6	791.9	758.7	146.3	159.6	104.1	93.6
Unallocated Items	17.8	26.5	12.7	15.6	(13.1)	(22.4)	(9.2)	(13.1)

Operating EBITA					133.2	137.2	94.9	80.5
NON RECURRING
Discontinued Businesses
Net gain on sale of interests in Associated Companies						5.5		3.2
Other					17.8		12.4
Rationalisation/Restructuring
Ansell Healthcare						(4.6)		(2.7)
Other					(9.7)	(5.5)	(6.7)	(3.2)
Write-down of assets
Ansell Healthcare					(8.8)		(6.2)
Other					(1.0)	(1.5)	(0.7)	(0.9)

					131.5	131.1	93.7	76.9
Goodwill amortisation					(21.4)	(25.3)	(15.2)	(14.8)

Earnings before Net Interest and Tax (EBIT)					110.1	105.8	78.5	62.1
Borrowing Costs net of Interest Revenue					(16.8)	(26.5)	(11.9)	(15.5)

Operating Profit before Tax					93.3	79.3	66.6	46.6
Tax					(20.7)	(26.8)	(14.8)	(15.8)
Outside Equity Interests					(1.9)	(2.6)	(1.4)	(1.5)

Total Consolidated	1,131.1	1,320.1	804.6	774.3	70.7	49.9	50.4	29.3

REGIONS
Asia Pacific	168.2	173.7	119.7	101.9	41.4	35.9	29.5	21.1
Americas	544.7	656.0	387.0	384.7	65.0	80.2	46.1	47.0
Europe	400.4	463.9	285.2	272.1	39.9	43.5	28.5	25.5

Total Ansell Healthcare	1,113.3	1,293.6	791.9	758.7	146.3	159.6	104.1	93.6

	Assets Employed				Liabilities
	June 2004 A$m	June 2003 A$m	June (a) 2004 US$m	June (a) 2003 US$m	June 2004 A$m	June 2003 A$m	June (a) 2004 US$m	June (a) 2003 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	274.8	284.4	189.3	189.6	96.1	90.0	66.2	60.0
Professional Healthcare	277.4	310.8	191.1	207.2	68.1	63.9	46.9	42.6
Consumer Healthcare	110.4	111.5	76.0	74.3	37.2	39.4	25.6	26.3

Total Ansell Healthcare	662.6	706.7	456.4	471.1	201.4	193.3	138.7	128.9
Unallocated Items	15.6	24.8	10.7	16.6	463.8	512.7	319.6	341.8
Discontinued Businesses	209.7	223.0	144.5	148.7	22.4	28.3	15.4	18.9
Goodwill and Brand names	293.4	324.5	202.1	216.4
Cash	318.1	299.8	219.1	199.9

Total Consolidated	1,499.4	1,578.8	1,032.8	1,052.7	687.6	734.3	473.7	489.6

REGIONS
Asia Pacific	268.3	269.5	184.8	179.7	75.3	78.6	51.9	52.4
Americas	227.5	256.1	156.7	170.8	90.6	86.6	62.4	57.8
Europe	166.8	181.1	114.9	120.6	35.5	28.1	24.4	18.7

Total Ansell Healthcare	662.6	706.7	456.4	471.1	201.4	193.3	138.7	128.9

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the Predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2003 to June 2004. Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Wednesday 30 June 2004, at US$0.68885 = A$1 (June 2003 US$0.66675 = A$1).

The above industry segments report should be read in conjunction with the accompanying Note 10.

Appendix 4E – Page 10

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Notes

1.	Total Revenue

	2004 A$m	2003 A$m
Revenue from the sale of goods	1,113.3	1,293.6
Revenue From Other Operating Activities
Interest Received or Due and Receivable
From related parties	3.5	3.3
From others	9.0	8.0

Total revenue from other operating activities	12.5	11.3

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	5.3	15.2

Total revenue from outside operating activities	5.3	15.2

Total Revenue	1,131.1	1,320.1

2.	Profit from Ordinary Activities Before Income Tax

	2004 A$m	2003 A$m
Individually significant items included in profit from ordinary activities before income tax expense
Sales Tax Refund	17.8	—
GNB Workers Compensation Costs	(7.5)	—
Write-down of Ansell Healthcare fixed assets	(8.8)	—
Write-down of investment	—	(6.1)

3.	Accumulated Losses

	2004 A$m	2003 A$m
Accumulated losses at the beginning of the financial year	(345.7)	(417.0)
Transfers (to)/from reserves	(0.7)	21.4
Net profit attributable to members	70.7	49.9
Dividends	(31.0)	—

Accumulated losses at the end of the financial year	(306.7)	(345.7)

4.	Total Equity

	2004 A$m	2003 A$m
Total equity at the beginning of the year	844.5	876.0
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	63.3	(21.4)
Transactions with owners as owners
Contributions of equity	1.0	1.0
Share buy-back	(65.4)	(8.2)
Dividends	(31.0)	—
Total changes in outside equity interest	(0.6)	(2.9)

Total equity at the end of the financial year	811.8	844.5

Number of shares on issue at the end of the financial year	No. Shares	No. Shares
Ordinary shares fully paid	176,310,916 (a)	185,917,580
Executive Plan shares paid to 5 cents	738,000	922,100

(a)	Includes 198,288 shares bought back by the Company prior to 30 June 2004 but not cancelled at that date.

Appendix 4E - Page 11

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Notes

5.	NTA backing

	2004 A$	2003 A$
Net tangible asset backing per ordinary share	$2.89	$2.74

6.	Earnings per Share (EPS)

	2004 A$m	2003 A$m
Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027 ‘Earnings Per Share’ are as follows:
Earnings Reconciliation
Net profit	72.6	52.5
Net profit attributable to outside equity interests	1.9	2.6

Basic Earnings	70.7	49.9
After-tax effect of interest on converting financial instruments	—	—

Diluted earnings	70.7	49.9

Weighted average number of ordinary shares used as the denominator	No. Shares	No. Shares
Number for basic earnings per share
Ordinary shares	180,789,553	187,136,099
Effect of partly paid Executive Plan shares, and Options	587,566	639,423

Number for diluted earnings per share	181,377,119	187,775,522

Partly paid Executive Plan shares, and Options have been included in diluted earnings per share in accordance with accounting standards.

7.	Loss of control of entities having material effect

During the year the following material businesses were disposed:	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ million	Net Tangible Assets Disposed $ million	Profit / (Loss) on Disposal $ million	Contribution to Profit 2004 $ million	Contribution to Profit 2003 $ million

There were no material disposals of businesses or controlled entities during the year.

8.	Dividends

The final dividend for the year ended 30 June 2003 of 11¢ per share unfranked, was paid on 9th October 2003.

An interim dividend for the year ended 30 June 2004 of 6¢ per share unfranked, was paid on 8th April 2004.

Since the end of the financial year the directors have declared a final dividend for the year ended 30 June 2004 of 7¢ per share unfranked, payable on 14th October 2004.

The financial effect of the final dividend has not been brought to account in the financial statements for the year ended 30 June 2004 and will be recognised in subsequent financial reports.

9.	Investments in Associates

The economic entity has/had an interest (that is material to it) in the following entities.

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
Equity accounted associates and joint venture entities	2004%	2003%	2004 A$	2003 A$
Associates:
Pacific Marine Batteries Pty. Ltd. (disposed of November 2002)	0%	0%	—	0.3
Other material interests
Associates:
South Pacific Tyres N.Z. Ltd.	50%	50%	—	—
Partnerships:
South Pacific Tyres	50%	50%	—	—

Total			—	0.3

Appendix 4E – Page 12

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Notes

10.	Notes to the Industry Segments Report

(a) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(b) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(c) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - A$216.3 million (US$154.1 million) (2003 - $258.2 million; US$151.4 million) and Americas - A$233.0 million (US$166.0 million) ( 2003 - A$254.7 million; US$149.4 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(d) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacuture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(e) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe - principally a sales region with one manufacturing facility in the UK.

	2004	2003	2004	2003
	A$m	A$m	US$m	US$m
(f) Segment Capital Expenditure
Occupational Healthcare	5.4	3.2	3.9	1.9
Professional Healthcare	4.4	8.6	3.1	5.0
Consumer Healthcare	3.3	3.4	2.4	2.0
Discontinued Businesses	—	—	—	—
(g) Region Capital Expenditure
Asia Pacific	8.7	10.1	6.2	5.9
Americas	3.4	4.2	2.4	2.5
Europe	1.0	0.9	0.7	0.5
(h) Segment Depreciation
Occupational Healthcare	8.7	11.0	6.3	6.5
Professional Healthcare	11.5	15.5	8.2	9.1
Consumer Healthcare	5.1	4.8	3.6	2.8
Discontinued Businesses	—	—	—	—
(i) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	6.9	8.3	4.9	4.9
Professional Healthcare	1.5	0.7	1.1	0.4
Consumer Healthcare	4.9	2.9	3.5	1.7
Discontinued Businesses	—	—	—	—

Appendix 4E - Page 13

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Notes

11.	Contingent Liabilities

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies remain on foot, the majority of which have been brought in France.

As at 30 June 2004, the balance of the provisions made for settlements in relation to claims (approximately A$11.2 million) is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 30 June 2004, there were approximately 46 product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves. In a number of cases, distributors of latex gloves who have also been named as defendants, are pursuing cross-claims and third party claims against United States Group Companies.

The Company is not a defendant to any of these cases.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are presently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

12.	Contingent Assets

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the Ansell Group's claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court review its decision. The Court has yet to do so. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but the Ansell Group only expects to recover stock in the reorganised company (“Exide Technologies, Inc.’). The ultimate amount of the Ansell Group’s claims have not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies Inc. is also yet undetermined.

13.	Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

Appendix 4E - Page 14

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2004

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgents Issues Group Consensus Views or other standards acceptable to ASX.

2	This report, and the accounts upon which the report is based, use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts which are in the process of being audited.

5	The entity has a formally constituted audit committee.

Signed:	/S/ R J BARTLETT	Date 10 August, 2004
Company Secretary
Name:	R J Bartlett

Appendix 4E - Page 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/S/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GROUP TREASURER

Date: August 12, 2004